# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rocket Companies, Inc., CIK 0001805284
CUSIP: 77311W101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1050 WOODWARD AVENUE, DETROIT, Michigan (MI), 48226
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001559706

## Reporting persons
- Slate Path Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,358,000; sole dispositive power 0; shared dispositive power 19,358,000; aggregate amount beneficially owned 19,358,000 (2% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2025, the Reporting Persons may have been deemed to beneficially own 13,795,000 shares of Class A Common Stock (as defined in Item 2(a)), representing 5.3% of the shares of Class A Common Stock outstanding on such date.
- David Greenspan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,358,000; sole dispositive power 0; shared dispositive power 19,358,000; aggregate amount beneficially owned 19,358,000 (2% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2025, the Reporting Persons may have been deemed to beneficially own 13,795,000 shares of Class A Common Stock, representing 5.3% of the shares of Class A Common Stock outstanding on such date.

## Item 1. Issuer
Name of issuer: Rocket Companies, Inc.
Address of issuer's principal executive offices: 1050 Woodward Avenue, Detroit, MI 48226

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Slate Path Capital LP (the "Investment Manager"), a Delaware limited partnership and the investment manager of Slate Path Master Fund LP (the "Master Fund"), a Cayman Islands exempted limited partnership, and SPB Master Fund LP, a Cayman Islands exempted limited partnership (the "SPB Master Fund", and, together with the Master Fund, the "Slate Path Funds"), with respect to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of Rocket Companies, Inc. (the "Company"), directly held by the Slate Path Funds; and

(ii) David Greenspan ("Mr. Greenspan"), the managing partner of Jades GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager, with respect to the shares of Class A Common Stock directly held by the Slate Path Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 717 Fifth Avenue, 16th Floor, New York, NY 10022.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Greenspan is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G as of September 30, 2025 are calculated based upon an aggregate of 261,257,942 shares of Class A Common Stock outstanding as of September 30, 2025, as reported in the Company's Form S-3ASR, filed with the Securities and Exchange Commission on October 1, 2025. The percentages set forth in this Schedule 13G as of the date hereof are calculated based upon an aggregate of 966,463,355 shares of Class A Common Stock outstanding, which is the sum of (a) the 261,257,942 shares of Class A Common Stock outstanding as of September 30, 2025, and (b) 705,205,413 shares of Class A Common Stock of the Issuer that Mr. Cooper Group Inc.'s ("Mr. Cooper") stockholders received pursuant to the Issuer's acquisition of Mr. Cooper as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 10, 2025.
Percent of class: 2.0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Slate Path Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Slate Path Capital LP: /s/ Thomas Hansen, By: Jades GP, LLC, General Partner, By: Thomas Hansen, Chief Financial Officer and Chief Operating Officer (10/21/2025)
- David Greenspan: /s/ Jim Feeney, Jim Feeney, Attorney-In-Fact* (10/21/2025)
Comment: * Pursuant to a Power of Attorney, dated as of July 31, 2020, attached hereto as Exhibit 99.2.